

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Le Yu
Chief Strategy Officer
Dingdong (Cayman) Ltd
Building 6, 500 Shengxia Road,
Shanghai, 200125
People's Republic of China

> **Re: Dingdong (Cayman) Ltd**
> **Amended Draft Registration Statement on Form F-1**
> **Submitted May 21, 2021**
> **CIK No. 0001854545**

Dear Ms. Yu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement Submitted on May 21, 2021

Prospectus Summary, page 1

1. We note your response to our prior comment 1. However, it appears you have only revised your disclosure in certain places of the filing to precede disclosure of GMV with disclosure of your revenues. For example, on page 1 in the second paragraph of the overview section you only discuss GMV. Please revise your disclosure throughout the filing, as applicable, to precede disclosure of GMV with disclosure of your revenues in each section.

Conventions That Apply to This Prospectus, page 7

2.   We note your response to our prior comment 4. You have revised your definition to remove the language "regardless of whether the products are sold or delivered," however, your GMV amounts have not changed. Accordingly, please tell us whether or not your GMV measure includes any revenue for items not sold.

If our expansion into new geographical areas is not successful, page 18

3.   We note your response to prior comment 11. Please revise here and in the Business section to more fully discuss the aggressive pricing model that you use to enter new markets and its short-term affect on your profitability. In addition, please revise to explain how long you typically maintain aggressive pricing and clarify how you determine whether the order density is sufficient for you to maintain operations in a market.

Any lack of requisite approvals, licenses, permits or filings, page 25

4.   We note your response to prior comment 5 and re-issue. Please revise your disclosure to explain why you have chosen to register certain regional processing centers and fulfillment stations, even though you do not believe you are required to do so. To the extent registered centers and stations impose additional costs and burdens, please discuss.

Key Operating Metrics, page 101

5.   We note your response to prior comment 12. To the extent that you provide metrics by member, it is unclear why member retention rates would not be material to an investor's understanding. Please revise to disclose your retention rates or explain why they are unnecessary.

Dingdong Membership, page 113

6.   We note your response to prior comment 14. Please disclose the current fee structure, including the range of prices at which your various memberships are offered. In addition, please provide additional information about your discounting practices.

Procurement, page 114

7.   We are unable to locate your revisions in response to prior comment 15 and therefore re-issue the prior comment, in part. Please revise to provide further detail about how your products are sourced and the costs incurred by farmers to comply with your D-GAP agricultural practices. While we note your added disclosure at page 116, please explain how you determine which products and suppliers will be subject to exclusivity clauses and non-compete clauses.

Technology, page 120

8.   We note your response to prior comment 18. Given that your prospectus disclosure appears to emphasize that you are a technology company, please expand the discussion of your digitalization and artificial intelligence capabilities. Specifically, discuss in greater detail how you develop and acquire technology and your strategy to pursue continued technological advancement and future initiatives.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin